Exhibit 99.1

FEMSA announces agreement with Mill Point Capital

to divest FEMSA’s refrigeration and foodservice equipment operations

Monterrey, Mexico, July 17, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced it has reached a definitive agreement with Mill Point Capital LLC, a leading private equity firm, to divest FEMSA’s refrigeration and foodservice equipment operations, Imbera and Torrey, for a total amount of $8,000 million pesos, on a cash-free, debt-free basis.

This transaction represents an additional step in the continued execution of the FEMSA Forward plan that was communicated in February of 2023. The transaction is subject to regulatory approvals and other customary conditions, and is expected to close in the following months.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

About Mill Point Capital LLC

Mill Point Capital LLC is a private equity firm focused on control investments in lower-middle market companies in North America across the industrials, business services and IT services sectors. Mill Point’s experienced team of investors and Executive Partners seek portfolio company value enhancement through rigorous implementation of transformative strategic initiatives and operational improvements. Mill Point is based in New York, NY. For more information, please visit www.millpoint.com.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	July 17, 2024	| Page 1